UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                           Dwango North America Corp.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    267405108
             -------------------------------------------------------
                                 (CUSIP Number)

                   Elliot Press, Katten Muchin Zavis Rosenman,
                     575 Madison Avenue, New York, NY 10022
                                 (212) 940-8800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267405108               SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      James Scibelli
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

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3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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               7     SOLE VOTING POWER

                     254,217 shares (See Items 5 and 6)
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        382,546 shares (See Items 5 and 6)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            254,217 Shares (See Item 5 and 6)
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     382,546 shares (See Items 5 and 6)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      636,763 Shares
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.52%
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14    TYPE OF REPORTING PERSON*

      IN
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 267405108               SCHEDULE 13D
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1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert Scibelli
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) OR 2(e)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     0
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        382,546 shares (See Items 5 and 6)
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            0
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     382,546 shares (See Items 5 and 6)
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      382,546 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.24%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

ITEM 1. Security and Issuer

      This statement relates to the shares of Common Stock (the "Common Stock"), of Dwango North America, Corp. (the "Company"), a corporation organized under the laws of the State of Nevada. The principal executive offices of the Company are located at 5847 San Felipe Street, Suite 3220 Houston, Texas 77057-3000.

ITEM 2. Identity and Background

      (a) Pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this statement is being filed jointly by James Scibelli, and Robert Scibelli, (collectively the "Reporting Persons").

      (b)-(c)

      James Scibelli is principally employed as an investment banker, private investor and consultant. James Scibelli's principal business address is 165 EAB Plaza, West Tower, 6th Floor, Uniondale, New York 11556.

      Robert Scibelli is principally employed as Manager of a retail business. Robert Scibelli's principal business address is 400 E. 57th Street, New York, New York 10022.

      James Scibelli and Robert Scibelli are the Managing Members of RG Securities, LLC ("RG Securities"), a registered broker dealer.

      (d) During the last five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, none of the persons names in this Item 2 was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      (f) James Scibelli and Robert Scibelli are United States citizens.

ITEM 3. Source and Amount of Funds or Other Consideration.

      The aggregate amount of funds used to purchase the securities reported herein as being directly held by James Scibelli was $200,000. The source of such funds was personal funds. The securities held through RG Securities were received as partial consideration for services rendered by RG Securities as co-placement agent of various private offerings of securities of the Company and its predecessors. (See Item 4).

ITEM 4. Purpose of Transaction

      Mr. Scibelli acquired the securities of the Company directly held by him as a result of the September 2003 acquisition (the "Transaction") by the Company of the securities of Dwango North America, Inc. (the "Predecessor"). Mr. Scibelli had originally acquired securities in the Predecessor pursuant to two private offerings of securities of the Predecessor (both of which offerings RG Securities had acted as co-placement agent). These securities were converted into securities of the Company in the Transaction.

      The securities of the Company held through RG Securities were received in partial compensation for RG Securities' services as co-placement agent for various private offerings of securities of the Company and the Predecessor conducted from October 2002 through January 2004. In connection with RG Securities' performance of securities placement services for the Company, Mr. Scibelli has had numerous contacts with the Company and its representatives. In addition, on March 4, 2004, the Company's Board appointed Mr. Scibelli to serve on the Company's Board of Directors.

      The Reporting Persons acquired the securities reported herein for investment purposes. The Reporting Persons reserve the right to acquire additional securities of the Company or dispose of securities of the Company, in their sole discretion, based upon market, economic and other factors as the Reporting Person deem appropriate from time to time. Except as otherwise set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to, or would result in, any of the matters described in subsections (c) through (j) of Item 4 of Schedule 13D.

ITEM 5. Interest in Securities of the Issuer.

      (a)-(b)

      JAMES SCIBELLI

      James Scibelli beneficially owns a total of 636,763 shares of Common Stock comprised of (i) 87,442 shares of Common Stock held by James Scibelli,
      (ii) 83,333 shares of Common Stock issuable upon conversion of a senior convertible note held by James Scibelli, (iii) 83,442 shares of Common Stock issuable upon exercise of warrants held by James Scibelli and (iv) 382,546 shares of Common Stock underlying Common Stock purchase warrants that are held by RG Securities (which shares may be deemed to be beneficially owned by James Scibelli as a Managing Member of RG Securities'). Such shares, in the aggregate, constitute approximately 8.52% of the outstanding Common Stock (based upon outstanding share information obtained from the Company's public securities filings).

      James Scibelli has the sole power to vote and dispose of the 250,217 shares held by him directly, and shared power to vote and dispose of the 382,546 shares held through RG Securities.

      ROBERT SCIBELLI

      Robert Scibelli, beneficially owns 382,546 shares of Common Stock, comprised of 382,546 shares underlying Common Stock purchase warrants held through RG Securities (which shares may be deemed to be beneficially owned by Robert Scibelli as a Managing Member of RG Securities). Such shares, in the aggregate, constitute approximately 5.24% of the outstanding Common Stock (based upon outstanding share information obtained from the Company's public securities filings).

      Robert Scibelli has shared power to vote and to dispose of all such shares.

            (c) In October 2002, James Scibelli purchased $100,000 of Common Stock of the Predecessor pursuant to a private placement of the Predecessor's securities. RG Securities also received common stock purchase warrants of the Predecessor as partial consideration for acting as co-placement agent for the private placement. As part of the Transaction, the aforementioned shares of common stock and warrants were converted into 83,442 shares of Company Common Stock and 37,550 Company warrants (the "October 2002 Warrants"), respectively.

                  In September 2003, James Scibelli purchased $100,000 of the
            Predecessor's senior convertible promissory notes and 83,442 common stock purchase warrants of the Predecessor pursuant to a private placement of Predecessor securities. RG Securities also received Predecessor common stock purchase warrants in partial consideration for acting as co-placement agent for the private placement. As part of the Transaction, the aforementioned note and common stock purchase warrants purchased by Mr. Scibelli were converted into a convertible promissory note of the Company (the "Convertible Note") which is convertible into 83,333 shares of Common Stock and warrants to purchase 83,442 shares of Company Common Stock (the "September 2003 Scibelli Warrants") respectively. In addition, the aforementioned warrants held through RG Securities were converted into warrants to purchase an aggregate of 208,604 shares of Common Stock (the "September 2003 Placement Warrants").

            On November 25, 2003, James Scibelli purchased 2,000 shares of Common Stock on the open market at a price per share of $1.45. On November 26, 2003, James Scibelli purchased 2,000 shares of Common Stock on the open market at a price per share of $1.40.

            In December 2003, RG Securities received warrants to purchase 25,000 shares of Common Stock in partial consideration for acting as co-placement agent for a private placement of Company securities (the "December 2003 Placement Warrants").

            In January 2004, RG Securities received warrants to purchase 106,250 shares of Common Stock in partial consideration for acting as co-placement agent in connection with the private placement by the Company of 9% senior convertible notes and common stock purchase warrants (the "January 2004 Placement Warrants").

            In January 2004, the Company issued to RG Securities, LLC warrants to purchase 5,142 shares of the Company's Common Stock in consideration of its deferment of cash fees owing to them (the "January 2004 Deferment Warrants").

            (d) RG Securities has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the securities reported herein as being held through RG Securities.

            (e) Not applicable.

ITEM 6. Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            The Convertible Note bears interest at the rate of 8% per annum through September 15, 2006, at which time the full principal amount and accrued interest is due and payable. The principal and accrued but unpaid interest under the Convertible Note is convertible at any time at the option of the holder into Common Stock at a conversion rate of $1.20 per share (subject to appropriate adjustment to reflect any stock dividend, share subdivisions, share combinations and reclassifications). In addition, in the event that the Company issues Common Stock or securities convertible into Common Stock at a per share price that is lower than the applicable conversion price under the Convertible Note, the conversion price of the Convertible Note will, subject to certain limitations, be reset to equal the per share price of the applicable issuance.

            All of the Company warrants reported herein have an exercise price of $1.20 per share (subject to appropriate adjustment to reflect any stock dividends, share subdivisions, share combinations and reclassifications), subject to conditions set forth in the respective warrant certificates. In addition, in the event that the Company issues Common Stock or securities convertible into Common Stock at a per share price that is lower than the applicable conversion price under the foregoing warrants, the conversion price of the warrant will, subject to certain limitations, be reset to equal the per share price of the applicable issuance. In addition, the October 2002 Warrants, the September 2003 Scibelli Warrants and the September 2003 Placement Warrants provide for "cashless" exercise at the option of the holder.

            24,408 of the October 2002 Warrants expire on October 24, 2007 and 13,142 of the October 2002 Warrants expire on October 31, 2007; the September 2003 Scibelli Warrants and the September 2003 Placement Warrants expire on September 15, 2006; the December 2003 Placement Warrants expire on December 11, 2008; the January 2004 Placement Warrants expire on January 7, 2009; and the January 2004 Deferment Warrants expire on January 13, 2009.

ITEM 7. Material to be Filed as Exhibits

            99.1 Agreement, dated March 10, 2004 among the Reporting Persons relating to filing of a joint acquisition statement pursuant to Rule 13d-1(k)(1).

            99.2 Form of October 2002 Warrants (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003).

            99.3 Form of Convertible Note (incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

            99.4 Form of September 2003 Scibelli Warrants (incorporated by reference to Exhibit 4.4 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

            99.5 Form of September 2003 Placement Warrants (incorporated herein by reference to Exhibit 4.4 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

            99.6  Form of December 2003 Placement Warrants.

            99.7  Form of January 2004 Placement Warrants.

            99.8  Form of January 2004 Deferment Warrants.

      After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 10, 2004


                      By: /s/ James Scibelli
                          ----------------------------
                          James Scibelli


                      By: /s/ Robert Scibelli
                          ----------------------------
                          Robert Scibelli

                                  Exhibit Index

Exhibit 99.1. Agreement, dated March 10, 2004 among the Reporting Persons relating to filing a joint acquisition statement pursuant to Rule 13d-1(f)(1).

Exhibit 99.2. Form of October 2002 Warrants the (incorporated herein by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on October 7, 2003).

Exhibit 99.3. Form of Convertible Note (incorporated herein by reference to
Exhibit 4.1 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

Exhibit 99.4. Form of September 2003 Scibelli Warrants (incorporated by reference to Exhibit 4.4 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

Exhibit 99.5. Form September 2003 Placement Warrants (incorporated herein by reference to Exhibit 4.4 of the Company's Current Report on 8-K filed with the Securities and Exchange Commission October 7, 2003).

Exhibit 99.6. Form of December 2003 Placement Warrants.

Exhibit 99.7. Form of January 2004 Placement Warrants.

Exhibit 99.8. Form of January 2004 Deferment Warrants.